Exhibit 99

Tenaris Announces Plan for the Acquisition of Remaining Minority Interests in Siderca

Luxembourg, February 21, 2003. Tenaris S.A. (NYSE, Buenos Aires and Mexico: TS; MTA Italy: TEN), announced today that it plans to acquire any remaining minority interests in Siderca S.A.I.C. (Siderca) and to cause the delisting of Siderca (BASE: ERCA) and the termination of its ADR facility. Tenaris currently holds, directly or indirectly, 99.1% of the shares and ADSs of Siderca.

Subject to the approval of the Argentine securities regulator, Tenaris intends to exercise its right under Argentine law unilaterally to acquire for cash all the outstanding shares and ADSs of Siderca not held by Tenaris or its affiliates. Under the terms of the proposed compulsory acquisition, Tenaris would pay a price of:

•	six Argentine pesos (ARP6.00) per Siderca share; and

•	sixty Argentine pesos (ARP60.00) per Siderca ADS.

The compulsory acquisition of Siderca shares and ADSs is expected to be approved by the Argentine securities regulator within 30 days and the cash price is expected to be made available to investors within five business days after the approval is obtained. Tenaris will not consummate the compulsory acquisition of Siderca shares and ADSs until it obtains the approval of the Argentine securities regulators. Further details about the terms and conditions of this proposed transaction will be provided as soon as practicable after obtaining the required approval.

This communication does not constitute an offer or solicitation for the sale, purchase or acquisition of securities in any jurisdiction.

Tenaris is a leading global manufacturer of seamless steel pipe products and provider of pipe handling, stocking and distribution services to the oil and gas, energy and mechanical industries and a leading regional supplier of welded steel pipes for gas pipelines in South America. Organized in Luxembourg,it has pipe manufacturing facilities in Argentina, Brazil, Canada, Italy, Japan, Mexico and Venezuela and a network of customer service centers present in over 20 countries worldwide.